Swoon City Music LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	For the Period February 2, 2016 (Inception) to December 31, 2016
Revenue	$ 4,250	
Cost of sales	-	-
Gross profit	4,250	-
Expenses:		
Advertising	13,078	3,034
Bank fees	71	174
Business gift	38	346
Computer and Internet	2,161	621
Contract labor	58,138	4,145
Legal and professional	14,600	21,188
Meals and entertainment	3,189	997
Office supplies	2,634	3,294
Other expense	-	7,800
Artist advances	29,000	8,000
Rent	9,600	9,500
Repairs and maintenance	43	513
Research	83	-
Shiping and delivery	1,143	93
Supplies	449	
Taxes and licenses	50	95
Tour supplies	335	3,196
Travel	8,321	2,187
Total expenses	142,933	65,183
Net income (loss)	$ (138,683)	$ (65,183)